AFFINION GROUP HOLDINGS, INC.

6 High Ridge Park

Stamford, Connecticut 06905

March 10, 2016

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Division of Corporation Finance
Attention:	Matthew Crispino Attorney Advisor

Re:	Affinion Group Holdings, Inc. Registration Statement on Form 10 File No. 000-55577 Filed January 29, 2016

Ladies and Gentlemen:

Set forth below is the acknowledgment in writing from Affinion Group Holdings, Inc. (the “Company”) that was requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a comment letter dated February 25, 2016, with respect to the Registration Statement referenced above.

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please do not hesitate to contact the undersigned at (203) 956-1316 with any questions regarding this correspondence.

[Signature Page Follows]

Securities and Exchange Commission

March 10, 2016

Sincerely,

/s/ Todd H. Siegel

Todd H. Siegel

Chief Executive Officer

cc:	Securities and Exchange Commission Morgan Youngwood Stephen Krikorian Edwin Kim Affinion Group Holdings, Inc. Brian J. Fisher Akin Gump Strauss Hauer & Feld LLP Rosa A. Testani